UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

BARNES & NOBLE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

067774109

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 067774109

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,117,646 (1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,117,646 (1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,646 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 1.8%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Sole voting power and dispositive power is held indirectly through control of Liberty GIC, Inc., a wholly owned subsidiary of the Reporting Person.

(2) Based on 60,999,524 shares of Common Stock outstanding as of February 28, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 5, 2014 and, as required by Rule 13d-3 under the Exchange Act, assuming the exercise of all rights to acquire ordinary shares held by the Reporting Person and exercisable within 60 days after April 2, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

BARNES & NOBLE, INC.

This Report on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013 (the “Liberty Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Liberty Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D. Except as set forth herein, the Liberty Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is supplemented by adding the following thereto:

On April 2, 2014, the Reporting Person’s subsidiary, Liberty GIC, Inc. (“Liberty GIC”), entered into agreements to sell 185,000 shares of Series J Preferred Stock, or approximately 90.7% of its holdings of the Series J Preferred Stock, to qualified institutional buyers for a per share purchase price of $1,355 (the “Transaction”).  Following the closing of the Transaction, Liberty will continue to hold 19,000 shares of Series J Preferred Stock, or approximately 9.3% of its initial investment in the Series J Preferred Stock.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Liberty Schedule 13D is amended and restated as follows:

(a) The Reporting Person is the beneficial owner of 19,000 shares of Series J Preferred Stock, which, pursuant to the Certificate of Designations, are convertible into 1,117,646 shares of Common Stock, which represent 1.8% of the shares of Common Stock outstanding, based on the 60,999,524 shares of Common Stock outstanding as of February 28, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 5, 2014 and, as required by Rule 13d-3 under the Exchange Act, assuming the exercise of all rights to acquire ordinary shares held by the Reporting Person and exercisable within 60 days after April 2, 2014.

(b) The Reporting Person has the sole power to vote or to direct the voting of shares of Series J Preferred Stock, and the shares of Common Stock issuable upon conversion thereof, beneficially owned by it and has the sole power to dispose or direct the disposition of such shares.  The Reporting Person holds such sole voting and dispositive power indirectly through its 100% ownership interest in Liberty GIC.

(c) Other than as disclosed in this Statement (including in Item 4 above which Item is incorporated herein by this reference), no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule I Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on April 2, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is supplemented by adding the following thereto:

In accordance with the terms of the Investment Agreement, upon the closing of the Transaction, which is expected to occur on April 8, 2014, the Reporting Person will no longer have any right to consent to the taking of various actions by the Issuer, including certain strategic transactions and the ability of the Issuer to issue preferred stock.  Also, the Reporting Person will no longer have pre-emptive rights with respect to the issuance of capital stock of the Issuer.

Upon the closing of the Transaction, the Reporting Person will cease to own the number of shares of Series J Preferred Stock required in order for it to appoint Preferred Directors to the Issuer’s board of directors.  As a result, the term of office of the two Preferred Directors elected pursuant to Section 12(b) of the Certificate of Designations, Messrs. Maffei and Carleton, will terminate at the closing.  However, Mr. Carleton expressed a willingness to continue on the board of directors of the Issuer, and the board of directors of the Issuer re-elected Mr. Carleton as a director of the Issuer effective upon the cessation of his term as described above.  Mr. Carleton has served as a member of the Corporate Governance and Nominating Committee of the Board, and he was re-appointed by the board of directors of the Issuer to this committee effective upon his re-election to the board in connection with the closing of the Transaction.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 7, 2014	LIBERTY MEDIA CORPORATION

	By:	/s/ Pamela L. Coe
		Name:	Pamela L. Coe
		Title:	Vice President, Deputy General Counsel and Secretary